UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027882

March 14, 2006

NoACT

Stephen Glover
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2006

Re: RadioShack Corporation
Incoming letter dated January 13, 2006

Dear Mr. Glover:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to RadioShack by William Steiner. We also have received a letter on the proponent's behalf dated February 8, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

96289

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

siglover@gibsondunn.com

January 13, 2006

Direct Dial
(202) 955-8593
Fax No.
(202) 530-9598

Client No.
C 89185-00006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RadioShack Corporation – Stockholder Proposal Received from Mr. William Steiner; Securities Exchange Act Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, RadioShack Corporation ("RadioShack"), to notify the staff of the Division of Corporation Finance (the "Staff") of RadioShack's intention to exclude from its proxy materials for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials") a stockholder proposal and related statement of support (the "Proposal") received from Mr. William Steiner (the "Proponent"). Mr. Steiner has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal. The Proposal and related correspondence are attached hereto as **Exhibit A**.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits are being mailed on this date both to the Proponent and Mr. Chevedden, informing them of RadioShack's intention to exclude the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not less than 80 days before RadioShack intends to file its definitive 2006 Proxy Materials with the Securities and Exchange Commission.

We believe that the Proposal may be properly excluded from the 2006 Proxy Materials under Rule 14a-8(i)(10) under the Exchange Act, on the basis that RadioShack has already substantially implemented the Proposal. We respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action if RadioShack excludes the Proposal from the 2006 Proxy Materials.

Analysis

The Proposal relates to stockholder rights plans, which are sometimes referred to as "poison pills." To be consistent with the Proponent's terminology, we will use the term "poison pill" in this letter. The Proposal specifically requests that the Board of Directors of RadioShack (the "Board") adopt a rule that the Board "will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable."

RadioShack currently has in effect an Amended and Restated Rights Agreement, dated as of July 29, 1999 ("Rights Agreement"). However, at a meeting of the Board held on December 15, 2005, the Board approved the acceleration of the expiration date of the Rights Agreement to January 31, 2006 and adopted a policy statement that requires stockholder approval in connection with the adoption of any future poison pill, except in the limited circumstances outlined in the policy (the "Company Policy"). The Company Policy reads as follows:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, adoption without prior stockholder approval would be in the best interests of the Company and its stockholders.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.

A certified copy of the Board's resolutions approving the acceleration of the expiration date of the Rights Agreement and adopting the Company Policy is attached hereto as **Exhibit B**.

We believe that the Company Policy substantially implements the Proposal and that, accordingly, the Proposal may be properly excluded from the 2006 Proxy Materials in accordance with Rule 14a-8(i)(10) under the Exchange Act. Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal "if the company has already substantially implemented the proposal." To be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. See Rel. No. 34-20091 (Aug. 16, 1983). Differences between a company's actions and a stockholder proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (avail. Mar. 29, 1999) (finding that a stockholder proposal regarding the adoption of certain qualifications for outside directors could be excluded on the basis of substantial implementation where Masco Corporation had substantially addressed the subject matter of the proposal by adopting a similar, though not identical, set of qualifications for outside directors).

The Proposal contemplates that a stockholder vote would follow the adoption of a poison pill "as soon as may be practicable." The Company Policy is more restrictive than the Proposal by requiring that any poison pill be submitted to a stockholder vote *before* adoption unless the Board, including a majority of the independent directors, determines that adopting the poison pill without prior stockholder approval is in the best interests of RadioShack and its stockholders (referred to herein as a "fiduciary out"). If the Board adopts a poison pill without prior stockholder approval pursuant to the fiduciary out, the pill must be ratified by RadioShack's stockholders within one year of its effective date or it will expire automatically on the first anniversary of its effective date.

The Staff has consistently concurred that companies could exclude, under Rule 14a-8(i)(10), proposals substantially similar to the one here, where the proposal differs from a stockholder approval policy adopted by the company only with regard to the time period in which a poison pill must be submitted to the stockholders for a vote. See, e.g., General Motors Corporation (avail. Mar. 14, 2005) (regarding company policy that the board of directors will submit adoption of any poison pill to the company's stockholders before the board of directors acts to adopt a poison pill, subject to a fiduciary out, provided that if the board of directors acts on its own to adopt a poison pill, such poison pill will be submitted to a vote of the stockholders within 12 months of the date of adoption by the board of directors; in contrast, the stockholder proposal would have required a stockholder vote within four months of adoption of a poison pill); The Home Depot (avail. Mar. 7, 2005) (regarding company policy that the board of directors will obtain prior stockholder approval of any poison pill, subject to a fiduciary out, provided that if the board of directors adopts a poison pill without prior stockholder approval, the pill must be ratified by the stockholders within one year after its effective date or it will expire on the first anniversary of its effective date; in contrast, the stockholder proposal would have required a stockholder vote within four months of adoption of a poison pill); Safeway, Inc. (avail. Apr. 1, 2004) (same company policy; in contrast, the stockholder proposal would have required a stockholder vote on the earliest possible stockholder ballot); and Marathon Oil

Company (avail. Jan. 16, 2004) (same company policy; in contrast, the stockholder proposal would have required a stockholder vote prior to adoption, maintenance or extension of any poison pill). Therefore, the precedent supports RadioShack's position that it has substantially implemented the Proposal and that, accordingly, the Proposal may be excluded under Rule 14a-8(i)(10).

In addition, as further described in the opinion of Delaware counsel, Potter Anderson & Corroon LLP, which is attached hereto as **Exhibit C**, the limited fiduciary out provision contained in the Company Policy is required under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interests of RadioShack and its stockholders. This opinion states in relevant part:

> [I]n the absence of a "fiduciary out" in the [Company] Policy, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, the Board would nevertheless be required to delay that response while it placed the defensive measure before the stockholders for a vote. Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board the flexibility to exercise its fiduciary duties in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events – a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

Given the conclusion of Delaware counsel that the fiduciary out in the Company Policy is required by Delaware law, the Board has addressed the underlying concerns of the Proposal to the maximum extent permitted by law and, as a result, has "substantially implemented" the Proposal.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action if RadioShack excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8593, or John Clarson at RadioShack at (817) 415-2988, if we can be of further assistance in this matter.

Very truly yours,

Stephen Glover

Enclosures

cc: Mr. John Clarson, RadioShack Corporation
Mr. David Goldberg, RadioShack Corporation
Mr. William Steiner
Mr. John Chevedden

50212021_2.DOC

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Leonard H. Roberts
RadioShack Corporation (RSH)
100 Throckmorton St, Ste 1700
Fort Worth TX 76102

Dear Mr. Roberts,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner 10/13/05
William Steiner Date

cc: Mark C. Hill
Corporate Secretary
PH: 817 415-3700
Phone: 817 415-3011
FX: 817 415-2647
Fax: 817-415-0939

[October 18, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Our directors and management are still protected by a poison pill with a 15% threshold.

Pills Entrench Current Management
"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."
"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator
"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative
"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."
Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors
Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Wall Street Journal, Feb. 24, 2003

Stock Value
If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Exhibit B

CERTIFIED ABSTRACT OF MINUTES

I, John P. Clarson, Assistant Secretary of RadioShack Corporation, hereby certify that the following is a true and correct extract of minutes of RadioShack Corporation adopted by the Board of Directors of RadioShack Corporation on December 15, 2005 have not been rescinded and are in full force and effect:

(SHAREHOLDER RIGHTS PLAN)

WHEREAS, the Company received a stockholder proposal for its 2006 annual meeting of stockholders which, if approved, would require that any current or future rights plan be redeemed unless such rights plan is submitted to a stockholder vote as soon as practicable (the "Proposal");

WHEREAS, in light of the receipt of the Proposal, the Board of Directors (the "Board") has evaluated that certain Amended and Restated Rights Agreement, by and between the Company and BankBoston, N.A., a national banking association, now Computershare Trust Company, N.A. (the "Rights Agent"), dated as of July 26, 1999, as amended, (the "Rights Agreement"), and has determined that it is in the best interests of the Company and the Company's stockholders to amend the Rights Agreement to accelerate its expiration date;

WHEREAS, Section 27 of the Rights Agreement provides that prior to the Distribution Date (as defined in the Rights Agreement), the Company and the Rights Agent may, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of the holders of shares of the Company's common stock, par value $1.00 per share, and that upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of Section 27 of the Rights Agreement, the Rights Agent shall execute such supplement or amendment;

WHEREAS, the Distribution Date has not yet occurred;

WHEREAS, clause (i) of Section 7(a) of the Rights Agreement currently defines the term "Final Expiration Date" as "the Close of Business on July 29, 2009";

WHEREAS, the Board desires to, and has reviewed a form of Second Amendment to the Amended and Restated Rights Agreement that would, amend clause (i) of Section 7(a)(i) of the Rights Agreement to read in its entirety as follows: "the Close of Business on January 31, 2006 (the "Final Expiration Date")" (the "Amendment"); and

WHEREAS, in light of the acceleration of the expiration date of the Rights Agreement, the Board wishes to adopt a policy that is generally consistent with the intent of the Proposal but believes that circumstances could arise in the future where the Board's ability to adopt and maintain for one year a new rights plan without obtaining a stockholder vote would enhance the Board's ability to protect the interests of the Company's stockholders, and therefore the Board should retain the discretion to act without stockholder approval to adopt and maintain for one year a rights plan in certain circumstances, consistent with the exercise of its fiduciary responsibilities.

NOW, THEREFORE, BE IT RESOLVED, that execution and delivery of the Amendment by the President, Chief Executive Officer, any Senior Vice President or Secretary or Assistant Secretary of the Company (collectively, the "Appropriate Officers") is hereby authorized and approved, with such Amendment to be executed and delivered in substantially the form presented to the Board, together with such changes or modifications the Appropriate Officers, or anyone of them, may approve, with such approval being conclusively evidenced by the execution and delivery of the Amendment by either Appropriate Officer on behalf of the Company;

RESOLVED FURTHER, that the Appropriate Officers be, and each of them acting alone hereby is, authorized, empowered and directed on behalf of the Company, to execute and deliver any other documentation necessary to effectuate the foregoing, including delivery of the required certificate to the Rights Agent, to cause the Company to make any required filings in connection with the foregoing, and to take all other actions as the Appropriate Officers, or either of them, may consider necessary or desirable to effect the foregoing resolutions; that the taking of any such action or the execution or delivery of any documentation by either Appropriate Officer shall conclusively evidence the making of any determinations and the granting of any approvals required under such resolutions;

RESOLVED FURTHER, that the Board hereby determines it to be in the best interests of the Company and the Company's stockholders to adopt, and the Board does hereby adopt, the policy statement attached hereto as **Exhibit A** (the "Policy Statement");

RESOLVED FURTHER, that the Corporate Governance Committee shall review the Policy Statement periodically and report to the Board on any recommendations it may have concerning the Policy Statement; and

RESOLVED FURTHER, that any and all actions taken by any officer of the Company prior to the date hereof in furtherance of the purposes or intent of the foregoing resolutions be, and they hereby are, ratified and adopted as the acts and deeds of the Company.

Exhibit A

The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.

The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, adoption without prior stockholder approval would be in the best interests of the Company and its stockholders.

If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of said Corporation to be affixed hereto this 13th day of January, 2006.

John P. Clarson
Assistant Secretary

(SEAL)

Exhibit C

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

John F. Grossbauer
Partner
jgrossbauer@potteranderson.com
302 984-6131 Direct Phone
302 778-6131 Direct Fax

January 13, 2006

RadioShack Corporation
300 RadioShack Circle
Fort Worth, TX 76102

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law relating to the adoption by the Board of Directors (the "Board") of RadioShack Corporation, a Delaware corporation (the "Company"), on December 15, 2005 of a policy statement regarding the adoption by the Board of any stockholder rights plan, commonly referred to as a "poison pill" (the "Policy"). More specifically, you have requested our opinion whether any general policy requiring the Board to submit the adoption of a "poison pill" rights plan to stockholders as a prerequisite to adoption, such as the Policy, should be subject to a "fiduciary out" (as defined herein) in order to preserve for the Company's directors their ability to comply fully with their fiduciary duties under Delaware law in response to a hostile acquisition proposal or other threat to corporate policy and effectiveness.

In connection with rendering the opinion set forth below, we have been furnished with and have examined copies of only the following documents:

(1) The Company's Certificate of Incorporation, as amended to date;
(2) The Amended and Restated Bylaws of the Company; and
(3) The Policy, which we have assumed was duly adopted by all required Board action.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinions as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinions as expressed herein. Moreover, for purposes of rendering the opinion set forth herein, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Prior to December, 2005, the Board had implemented and maintained a "poison pill" rights plan. However, at its meeting on December 15, 2005, the Board determined to terminate the rights plan, and in addition, adopted the Policy, which requires stockholder approval prior to the future adoption of a new poison pill, subject to certain exceptions. The Policy provides as follows:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, adoption without prior stockholder approval would be in the best interests of the company and its stockholders.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, for the reasons set forth below, it is our opinion that in light of the fact that (1) the Board has a statutory duty to manage the Company and, as part of that duty, must act to protect the corporate enterprise from harm it reasonably perceives, (2) a "poison pill" rights plan provides a unique protective mechanism that also can be disabled by the Board (or by a new board of directors elected by stockholders) where appropriate, and (3) the Company has not adopted any other significant structural devices designed to deter unsolicited takeover attempts, the Board may have a duty, under certain circumstances, to adopt a rights plan. Accordingly, in our opinion, the Board's decision to adopt the Policy without the inclusion of an exception permitting it to implement a poison pill if its fiduciary duties so require would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties. The reasons for our opinion are discussed below.

Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the Delaware General Corporation Law ("DGCL") vests in the board of directors the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a).

In Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), the Delaware Supreme Court recognized that Section 141(a) imposes upon a corporation's board of directors certain "duties and responsibilities" in responding to a perceived threat to the corporation and its stockholders posed by a takeover bid. Id. at 953. The Court further noted that a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Id. at 954. Accordingly, if a board of directors determines, for instance, that a takeover bid poses a threat to the corporation and its stockholders, the board's response may not be a passive one. Id. at 954, 955 n.10. ("It has been suggested that a board's response to a takeover threat should be a passive one. However, that clearly is not the law of Delaware…." (citation omitted)). In elaborating on the over-arching duties to protect the interests of the enterprise and the shareholders described in Unocal, the Supreme Court has explained that a board of directors has "both the duty and responsibility to oppose threats" presented by takeover bids. See Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987).

Under Unocal and its progeny, the duty of corporate directors to react to tender offers and other takeover bids lies at the heart of the managerial prerogative vested in the board of directors by Delaware statutory and common law.[1] The Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the DGCL nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, ... is invalid and unenforceable"); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); McAllister v. Kallop, 1995 WL 462210 at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979) (holding that

---

[1] Indeed, in Unocal, the Delaware Supreme Court analogized the role of the board of directors in the context of evaluating and responding to takeover bids to the board's role in the context of the "traditional areas of fundamental corporate change," such as charter amendments, mergers, the sale of assets, and dissolution. See Unocal, 493 A.2d at 954.

agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd, 415 A.2d 1068 (Del. 1980); see also ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986) (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See Adams, 121 A.2d at 305.

One of the leading Delaware cases addressing the general prohibition on the delegation or restriction of the managerial prerogative of the board of directors is Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd as to another point, 130 A.2d 338 (Del. 1957), which held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy.[2] At issue in Abercrombie was an agreement among stockholders holding a majority of the outstanding stock of American Independent Oil Company ("American") and the so-called "agents" of those stockholders, who served as the nominees of such stockholders on the American board of directors. Together, the group of stockholders who were parties to the stockholders' agreement had the power to elect eight of the members of American's fifteen-member board. The stockholders' agreement provided that all eight of the agent-directors would vote on any matter coming before the board in accordance with the decision of seven of the agent-directors, and if seven of the agent-directors could not reach agreement, the matter would be submitted to arbitration. In holding that the agreement was invalid, the court reasoned as follows:

> By this agreement these stockholders and their representatives have agreed in advance to follow a procedure which if honored by the agents in their director capacity would obligate them to vote in a predetermined manner even though they might thereby be voting contrary to their own best judgment on matters within the province of the board....

---

2 This aspect of the Abercrombie decision was noted with approval by the Delaware Supreme Court in Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) and Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956).

* * *

> ... So long as the corporate form is used as presently provided by our statutes this court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters....

* * *

> I am therefore forced to conclude that this [stockholders' agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law. My conclusions are based on the provisions of the Agreement which substantially encroach on the duty of directors to exercise independent business judgment, upon the provisions which permit the possibility that director action will be dictated by an outsider and finally, upon the provision which can have the consequence of shifting control of the board from a majority to a minority.

Abercrombie, 123 A.2d at 899-900.

The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985). There, the Supreme Court noted that under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." Id. at 887-888. Rather, the DGCL required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. Id. at 888.[3]

In the case of Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make

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[3] The ability of a board to submit to stockholder a merger agreement it no longer recommends was added to Section 251 in 1998, see 71 Del. L., C. 339, § 44 (June 29, 1998), and was extended to all statutorily required stockholder actions effective August 1, 2003, see 8 Del. C. § 146. This statutory change does not, in our view, alter the basic thrust of this portion of Van Gorkom – that the board has an affirmative obligation to exercise its statutorily mandated managerial duties.

fundamental decisions regarding the management and direction of the corporate enterprise. In Omnicare, the Supreme Court addressed a situation in which the NCS board had entered into a merger agreement that was completely "locked up" and had not negotiated for the retention of an effective fiduciary out provision that would allow the board to react should the transaction become harmful to the company or its shareholders. In the majority's Opinion, the Court noted:

> The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop . . . . [T]he NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection *in futuro*, the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer.

Id. at 938 (citing Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998) (directors' fiduciary duties do not operate intermittently)). The Court went on to reiterate that: "The stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. *The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change*." Id. (citations omitted and emphasis added). Although Omnicare involved a board's failure to negotiate effective fiduciary outs to "lock up" deal protection measures in a negotiated merger agreement, its teachings, we believe, are more broadly applicable. Omnicare serves to re-affirm strongly that the directors of a Delaware corporation may not act in a manner that delegates to others or substantially restricts the board's obligation to respond and react to future events that impact fundamentally the management and direction of the corporate enterprise and to act reasonably in response to any threat to corporate policy and effectiveness. This is so whether the threat be one posed by the deal protection provisions of an existing merger agreement that stands in the way of a materially better transaction for the corporation and its stockholders (as in Omnicare) or one posed by unfair or otherwise inequitable acquisition tactics that may stand in the way of effecting long or short term corporate policies.

The "poison pill's" efficacy as one of several responses by a target board to a hostile tender offer was reiterated by Vice Chancellor Strine in In re Pure Resources, Inc., Shareholders Litigation, 808 A.2d 420 (Del. Ch. 2002). There, the plaintiffs criticized the target board for failing to adopt a "poison pill" rights plan in the face of a "blitzkrieg" tender offer. While the Court was careful to note that it was not adopting a "bright-line" rule that would require the adoption of a poison pill to defend against all tender offers, id. at 446, at the oral argument on the motion for a preliminary injunction and also in his opinion, Vice Chancellor Strine noted that the poison pill rights plan is the "*de rigeur* tool of a board responding to a third-party tender offer" and is quite effective at giving a target board under pressure room to breathe. See, id. at 431; Transcript, Argument on Plaintiffs' Motion for Preliminary Injunction, Sept. 27, 2002 (Court describing the poison pill as "the one [thing] that could have clearly slowed the train up and given them [the target board] the ability to negotiate," (p.77), and as "the one tool that has really been developed and refined to use, for boards of directors facing a tender offer, to give them leverage" (p.102)). See also Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.").

Indeed, the Delaware Supreme has recognized as a fundamental board prerogative the ability of a board of directors to act in a timely manner with respect to redemption of a rights plan. Thus, in Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Supreme Court struck down as violative of Section 141(a) a provision in a rights plan disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation." Id. at 1291-92. So too, the Policy, if adopted with no restrictions, would have substantially limited, if not effectively eliminated, the Board's ability to utilize a rights plan in circumstances in which the Board deemed it advisable.

It is important to note, however, that despite its utility, the board's discretion to adopt and maintain a rights plan is not "unfettered." See Moran v. Household Int'l., Inc., 500 A.2d 1346, 1354 (Del. 1985). The Supreme Court explained:

> [T]he Rights Plan is not absolute. When the Household Board of Directors is faced with a tender offer and a request to redeem the Rights, they will not be able to arbitrarily reject the offer. They will be held to the same fiduciary standards any other board of directors would be held to in deciding to adopt a defensive mechanism, the same standard as they were held to in originally approving the Rights Plan.

Id.; see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (noting in that case that the validity, in general, of the plan at issue was largely attributable to the fact that the board retained the ability to redeem the rights, which would afford the board the "flexibility to address any proposal deemed to be in the stockholders' best interests.").

If the Board had adopted the Policy in a form that required it to submit the adoption of a rights plan to a stockholder vote in all cases and without exception, such a policy effectively would remove from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics and other threats to corporate policy and effectiveness, even if the Board determines in the good faith exercise of its reasonable business judgment that a rights plan would be the most appropriate and most effective means of dealing with such a threat. Because presenting the question of whether to adopt a rights plan for a stockholder vote would necessarily impose substantial delay, the Board would have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. In other words, in the absence of a "fiduciary out" in the Policy, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, the Board would nevertheless be required to delay that response while it placed the defensive measure before the stockholders for a vote. Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board the flexibility to exercise its fiduciary duties in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events – a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

The ability to utilize a rights plan in a timely manner is particularly important in the case of a corporation such as the Company, whose Certificate of Incorporation and Bylaws contain no provisions that would deter or prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Company at an inadequate price or on other inadvisable terms.[4] For example, the Company does not have a staggered board, supervoting shares, a "fair price" provision, or other commonly employed anti-takeover provisions. Accordingly, a rights plan provides a readily available method by which the Board effectively can deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

The recent opinion of the Court of Chancery in Unisuper, Ltd. v. News Corp., Chandler, C., C.A. No. 1699-N (Del. Ch. Dec. 20, 2005), does not change our view regarding the need for a "fiduciary out" in the Policy. Unisuper involved a challenge by investors in News Corporation ("News") to the extension by News of a rights plan notwithstanding a policy adopted by the News board of directors requiring the board to submit such extensions to shareholders. The policy had been adopted by News following negotiations with shareholders

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4 The Company is, however, subject to Section 203 of the DGCL, which is designed to protect against certain coercive takeover tactics. See 8 Del. C. § 203. Section 203 does not, however, prevent the purchase of shares in a tender offer in the market, focusing instead on "backend" transactions by controlling stockholders.

relating to News's proposed reincorporation from Austrailia to Delaware. Importantly, the policy was allegedly implemented as part of a contract pursuant to which a significant percentage of the Australian predecessor's shareholders agreed to vote in favor of reincorporation in Delaware and not to oppose the reincorporation in a court proceeding required by Australian law as a prerequisite to reincorporation, in return for, among other things, the board's agreement to adopt the policy at issue. The Court refused to dismiss the claims against News and its directors alleging violation of this "contract" when the News board extended a poison pill beyond one year without a stockholder vote, as the policy required.

The opinion in Unisuper did not address the issue raised by the Board's adoption of the Policy -- namely, whether a board of directors may commit never to adopt a poison pill without prior shareholder approval. Indeed the policy at issue in Unisuper contained *no* restriction on the ability of the News board of directors to adopt a rights plan in the first instance. Rather, the issue was whether the board could enter into a binding contract with shareholders to limit the duration of any rights plan to one year and to submit extensions of the rights plan beyond one year to a shareholder vote.[5] Like the Policy at issue in Unisuper, the Policy also requires extensions of rights plans beyond a one-year term to be approved by stockholders, and the "fiduciary out" does not by its terms apply to such extensions.[6] In addition, the complaint at issue in Unisuper alleged a bargained-for exchange of promises between the News board of directors and stockholders, who allegedly took action beneficial to News in reliance on the News board's commitment to take a number of actions, including adoption of the policy at issue. In contrast, as we understand it, the Board did not adopt the Policy as part of a bargained-for exchange or otherwise as part of a quid pro quo with any of the Company shareholders, much less an agreement with representatives of a large block of public shareholders, as was the case in Unisuper.

* * *

5 The Court expressed some skepticism whether the plaintiffs would ultimately prevail on the question whether the News board entered into a contract under which it agreed not to rescind its policy. *Unisuper,* mem. op. at pp. 13-14.

6 We express no opinion whether the Board could alter or rescind the Policy as the News board apparently did.

The foregoing opinion is limited to matters covered by the General Corporation Law of the State of Delaware. We express no opinion as to the effect or applicability of any other laws, rules, or regulations of the State of Delaware or of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations.

The opinion expressed herein is rendered as of the date hereof and is based on our understandings and assumptions as to present facts, and on the application of Delaware law as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson Dunn & Crutcher, the Company's outside counsel, in connection with any correspondence with the SEC for any purpose without our prior written consent.

Very truly yours,

POTTER ANDERSON & CORROON, LLP

By: John F. Grossbauer
John F. Grossbauer, a partner

714246

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, February 08, 2006 3:56 PM
To: CFLETTERS
Subject: #1 Re RadioShack Corporation (RSH) No-Action Request William Steiner

#1 Re RadioShack Corporation (RSH) No-Action Request William Steiner

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RadioShack Corporation (RSH)
#1 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the RadioShack January 13, 2006 no action request.

The rule 14a-8 text states:
"3 Redeem or Vote Poison Pill
"RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable."

Recent poison pill proposals did not receive Staff concurrence in regard to rule 14a-8(i)(10):
Electronic Data Systems (January 26, 2006) The Home Depot, Inc. (January 26, 2006) Borders Group, Inc. (January 26, 2006)

The company incredulously claims that its "automatically" no-vote policy is "more restrictive" than a policy that mandates a shareholder vote as a separate ballot item (page 3, second paragraph segment).

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
David Goldberg
Corporate Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: RadioShack Corporation
Incoming letter dated January 13, 2006

The proposal requests the board of directors to adopt a rule that the board will redeem any current or future poison pill unless such pill is submitted to a shareholder vote as soon as may be practicable.

There appears to be some basis for your view that RadioShack may exclude the proposal under rule 14a-8 (i)(10). Accordingly, we will not recommend enforcement action to the Commission if RadioShack omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel